UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-50426 |

## FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Kurt Salmon Capital Advisors, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3340 Peachtree Rd N.E. - Suite 2225

(No. and Street)

| Atlanta | GA | 30326 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Michael Brown | 678-894-1959 | mobrown@bdsolutions.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Rubio CPA PC

(Name – if individual, state last, first, and middle name)

| 2727 Paces Ferry Rd SE - Building 2 Suite 1680 | Atlanta, | GA | 30339-3054 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 5/5/2009 | 3515 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

# OATH OR AFFIRMATION

I, Michael Brown, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Kurt Salmon Capital Advisors, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
CFO & Financial Operations Principal

BENGIE MAR SOLON DIAMOS
Notary Public, State of Georgia
Forsyth County
My Commission Expires Feb 18, 2026

Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# KURT SALMON CAPITAL ADVISORS, LLC

## FINANCIAL STATEMENTS

## FOR THE YEAR ENDED DECEMBER 31, 2021
## WITH
## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

## KURT SALMON CAPITAL ADVISORS, LLC

### FINANCIAL STATEMENTS
### YEAR ENDED DECEMBER 31, 2021

## TABLE OF CONTENTS

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Kurt Salmon Capital Advisors, LLC

## Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Kurt Salmon Capital Advisors, LLC (the "Company") as of December 31, 2021, the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

## Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2019.

March 30, 2022
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

# KURT SALMON CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021

| | | |
|---|---|---|
| ASSETS | | |
| Cash | $ | 351,472 |
| Accounts receivable | | 20,208 |
| Right of use asset | | 279,503 |
| Prepaid expenses and other | | 42,466 |
| Total assets | $ | 693,649 |

LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---|
| LIABILITIES | | |
| Accrued compensation | $ | 131,711 |
| Lease liability | | 321,287 |
| Deferred revenue | | 40,000 |
| Accounts payable and other accrued expenses | | 22,967 |
| Total liabilities | | 515,965 |
| MEMBER'S EQUITY | | 177,684 |
| Total Liabilities and Member's Equity | $ | 693,649 |

The accompanying notes are an integral part of these financial statements

# KURT SALMON CAPITAL ADVISORS, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2021

| | | |
|---|---|---|
| REVENUES | | |
| Investment banking | $ | 1,597,264 |
| Forgiveness of PPP loans | | 222,786 |
| Other | | 29,422 |
| Interest | | 44 |
| Total revenue | | 1,849,516 |
| EXPENSES | | |
| Compensation and benefits | $ | 2,193,215 |
| Technology and communications | | 55,541 |
| Occupancy and equipment | | 56,101 |
| Other | | 187,797 |
| Total expenses | $ | 2,492,654 |
| NET LOSS | $ | (643,138) |

The accompanying notes are an integral part of these financial statements

# KURT SALMON CAPITAL ADVISORS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

| | |
|---|---|
| Balance at December 31, 2020 | $ 233,390 |
| Contributions | 587,432 |
| Net loss | (643,138) |
| Balance at December 31, 2021 | $ 177,684 |

The accompanying notes are an integral part of these financial statements

## KURT SALMON CAPITAL ADVISORS, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

| | | |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | |
| Net Loss | $ | (643,138) |
| Items which do not affect cash: | | |
| Forgiveness of Paycheck Protection Program loans | | (222,786) |
| Adjustments to reconcile net loss to net cash used by operating activities: | | |
| Net change in operating assets and liabilities: | | |
| Decrease in accounts receivable | | 180,961 |
| Increase in right of use asset | | (255,822) |
| Increase in prepaid expenses and other | | (19,568) |
| Increase in lease liability | | 297,606 |
| Decrease in accrued compensation | | (88,404) |
| Increase in accounts payable and other accrued expenses | | 7,565 |
| Net cash used by operating activities | | (743,586) |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | |
| Contributions | | 587,432 |
| Paycheck Protection Program proceeds | | 108,586 |
| Net cash provided by financing activities | | 696,018 |
| Net decrease in cash for year | | (47,568) |
| Cash at beginning of year | | 399,040 |
| Cash at end of year | $ | 351,472 |

The accompanying notes are an integral part of these financial statements.

## Note 1: Organization and Summary of Significant Accounting Policies

*Organization and Business*

Kurt Salmon Capital Advisors, LLC ("Company") is a Limited Liability Company that was formed in 1997 and was acquired by KSCA Partners, LLC ("Member") on October 1, 2012. The Company is a broker-dealer, with a perpetual period of duration, registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company provides merger and acquisition, financial and capital advisory services to clients in various industries. As a limited liability company, the member's liability is limited to its investment.

*Revenue Recognition*

Revenue from contracts with customers includes placement and advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company provides placement and advisory services related to capital raising activities and mergers and acquisitions transactions. Revenue from advisory arrangements is generally recognized at the point in time that performance under the agreement is completed (the closing date of transaction). For certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing the revenue are reflected as deferred revenue.

The Company recognizes success fee revenues from capital raising services and merger and acquisition advisory services upon completion of a success fee-based transaction. The Company recognizes certain retainer revenue from contracts with customers upon delivery of a list of possible participants to the transaction and delivery of specified marketing materials as these are the performance obligations identified by the Company. The amount of retainer revenue recognized without the consummation of a success fee-based transaction or formal termination of an engagement was $340,000 and has been included in investment banking revenue in the accompanying Statement of Operations.

The Company recognizes hourly fees encompassed by certain placement and advisory contracts over time as the related performance obligations are simultaneously provided to and consumed by the customer. The amount of hourly fees recognized over time during 2021 without the consummation of a success fee-based transaction or formal termination of an engagement was approximately $97,640 and has been included in investment banking revenue in the accompanying Statement of Operations.

*Cash*

The Company maintains cash and deposits with one high quality banking institution. Balances at times may exceed federally insured limits.

*Income Taxes*
The Company is a Limited Liability Company for federal income tax reporting purposes. Therefore, the financial statements do not include a provision for income taxes since the Company's operations all flow through to its member.

At December 31, 2021, management has determined that the Company has no uncertain tax positions that would require financial statement recognition in accordance with FASB ASC 740-10.

*Accounts Receivable*
Accounts receivable are noninterest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each client. The Company regularly reviews its accounts receivable for any uncollectable amounts. The review for uncollectable amounts is based upon an analysis of the Company's collection experience, customer credit worthiness and current economic trends. Based on management's review of accounts receivable, no allowance for credit losses is considered necessary.

*Use of Estimates*
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## Note 2: Contingencies

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2021.

## Note 3: Customer Concentrations

During 2021, the Company had two customers that accounted for approximately 73% of total revenues. Approximately 91% of accounts receivable at December 31, 2021 is due from one customer.

## Note 4: Retirement Plan

The Company sponsors a profit sharing and safe harbor 401(k) plan covering all eligible employees. The plan provides for both discretionary profit-sharing contributions as well as safe harbor matching contributions. The amount expensed under this plan in 2021 was approximately $43,163 which has been included in compensation and benefits within the accompanying Statement of Operations.

## Note 5: Leases

The Company leases office space and office equipment under non-cancelable operating leases with initial non-cancelable terms in excess of one year. The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company recognizes a lease liability and a right of use (ROU) asset on its balance sheet by recognizing the lease liability based on the present value of its future lease payments. The Company uses an incremental borrowing rate based on what it would approximately have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (present value of the remaining lease payments). The Company recognizes lease costs on a straight-line basis over the lease term.

The Company has elected for all underlying classes of assets to not recognize ROU assets and lease liabilities for short term leases that have a lease term of 12 months or less at lease commencement and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with short term leases on a straight-line basis over the lease term.

Maturity of the lease liability under the noncancelable operating leases for office space and office equipment is as follows:

| | | |
|---|---|---|
| Year Ending December 31, | 2022 | $ 98,731 |
| | 2023 | 105,084 |
| | 2024 | 97,642 |
| | 2025 | 49,790 |
| Total undiscounted lease payments | | 351,247 |
| Less imputed interest | | (29,960) |
| Total lease liability | | $ 321,287 |

| | |
|---|---|
| Weighted average remaining lease term: | |
| Operating leases | 3.4 years |
| Weighted average discount rate: | |
| Operating leases | 6.5% |

The Company's office space lease with initial non-cancelable terms in excess of one year requires it to make variable payments for the Company's proportionate share of operating expenses (i.e., building's property taxes, insurance, and common area maintenance). These variable lease payments are not included in lease payments used to determine a lease liability and are thus recognized as variable costs when incurred.

The total lease cost including variable costs associated with all leases for the year ended December 31, 2021 was $56,101.

The lease liability exceeds the ROU asset due to an unamortized lease incentive.

## Note 6: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceed 15 to 1. At December 31, 2021, the Company had net capital of $115,010 which exceeded the required net capital of $15,764 by $99,246. The Company's ratio of aggregate indebtedness to net capital was 2.06 to 1 as of December 31, 2021.

## Note 7: Subsequent Events

The Company has performed an evaluation of subsequent events through the date the financial statements were issued.

## Note 8: Paycheck Protection Program Loan

In May 2020 the Company borrowed $114,200 in connection with the Paycheck Protection Program (PPP) established by the Coronavirus Aid, Relief, and Economic Security Act sponsored by the United States and administered by the Small Business Administration (the "SBA"). In April 2021 the entirety of the loan was forgiven and is included in Forgiveness of PPP loans revenue within the accompanying Statement of Operations.

In January 2021, the company received a second PPP loan in the amount of $108,586. In August 2021, the entirety of the loan was forgiven and is included in Forgiveness of PPP loans revenue within the accompanying Statement of Operations.

## Note 9: Economic Risks

In March 2020, the World Health Organization (WHO) declared COVID-19 a global pandemic. This pandemic event has resulted in significant business disruption and uncertainty in both global and U.S. markets. While the Company believes that it is in an appropriate position to sustain the potential short-term effects of these worldwide events, the direct and long-term impact to the Company and its financial statements is undetermined at this time.

## Note 10: Net Loss

The Company incurred a loss in 2021 and was dependent upon capital contributions from its Member for working capital and net capital. The Company's Member has represented that it intends to continue to make capital contributions, as needed, to insure the Company's survival through at least one year subsequent to the date of the report of independent registered public accounting firm.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

**KURT SALMON CAPITAL ADVISORS, LLC**

SUPPLEMENTARY INFORMATION TO FINANCIAL STATEMENTS
PURSUANT TO SEC RULE 17a-5:

## KURT SALMON CAPITAL ADVISORS, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

DECEMBER 31,2021

| | |
|---|---|
| Total member's equity | $ 177,684 |
| Non-allowable assets: | |
| Accounts receivable | (20,208) |
| Prepaid expenses and other assets | (42,466) |
| Net capital | $ 115,010 |
| Minimum net capital required (the greater of $5,000 or 6 2/3% of Aggregate Indebtedness of $236,462) | 15,764 |
| Excess net capital | $ 99,246 |
| Aggregate Indebtedness | $ 236,462 |
| Ratio of aggregate indebtedness to net capital | 2.06 to 1 |

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 Part II Filing, as amended, as of December 31, 2021

See Report of Independent Registered Public Accounting Firm

# KURT SALMON CAPITAL ADVISORS, LLC

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENT UNDER SEC RULE 15C3-3
DECEMBER 31, 2021

The Company does not claim exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release. The Company does not hold customer funds or securities.

SCHEDULE III

INFORMATION RELATING TO POSSESSION AND CONTROL
REQUIREMENTS UNDER SEC RULE 15c3-3
DECEMBER 31, 2021

The Company does not claim exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release. The Company does not hold customer funds or securities.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Kurt Salmon Capital Advisors, LLC

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) Kurt Salmon Capital Advisors, LLC did not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release, and (2) Kurt Salmon Capital Advisors, LLC stated that Kurt Salmon Capital Advisors, LLC met the identified conditions for such reliance throughout the most recent fiscal year without exception. Kurt Salmon Capital Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kurt Salmon Capital Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the 2013 Release.

March 30, 2022
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC

## KURT SALMON CAPITAL ADVISORS, LLC

EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2021

We, as members of management of Kurt Salmon Capital Advisors, LLC (the "Company") are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers." We have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k) (the "exemption provisions") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii)) but also (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on our evaluation we make the following statements to the best knowledge and belief of the Company:

1. We reviewed the provisions of Rule §15c3-3 and related guidance stated in the SEC Staff's FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release.

2. The Company conducted business activities involving placement and advisory services to customers consisting of capital raising activity throughout the year ended December 31, 2021 without exception.

3. The Company met the identified conditions for such reliance throughout the period January 1, 2021 to December 31, 2021 without exception.

Michael O. Brown
CFO & Financial and Operations Principal